

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2023

Jason Carss
General Counsel and Secretary
KKR Infrastructure Conglomerate LLC
30 Hudson Yards
New York, NY 10001

Re: KKR Infrastructure Conglomerate LLC
Amendment No. 2 to Registration Statement on Form 10-12G
Response dated December 30, 2022
File No. 000-56484

Dear Jason Carss:

We have reviewed your December 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2022 letter.

Response dated December 30, 2022

Share Repurchases, page 14

1. Regarding prior comment 2, we note your statement that you will include information as to the primary valuation method and key assumptions for each asset type in your periodic reports on Forms 10-K and 10-Q. This information should also be provided together with the monthly NAV calculation, including the breakdown of components of NAV, total NAV and NAV per share by class, that determines the transaction price at which shareholders may sell their shares to the company under your share repurchase plan described on page 14. Based on your disclosure on page 16, we understand that you plan to post the calculation of monthly NAV on your website. As requested in prior comment 2 and in comment 7 in our letter dated November 23, 2022, please provide your template for this disclosure, revised to address all of the items referenced in prior comment 2.

<u>We would not be able to operate our business according to our business plans if we are required to register as an investment company . . . , page 48</u>

2.   We note your response to prior comment 1. Please note that we have referred your response to the Division of Investment Management and may have further comments.

    You may contact Howard Efron at (202) 551-3439 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod